Filed Pursuant to Rule 424(b)(5)

Registration No. 333-248832

AMENDMENT NO. 1 DATED AUGUST 14, 2023

to Prospectus Supplement dated October 4, 2021

(to Prospectus dated September 24, 2020)

Up to $35,000,000

Common Stock

This Amendment No. 1 to Prospectus Supplement, or this Amendment, amends our prospectus supplement dated October 4, 2021 (File No. 333-248832), or the Prospectus Supplement. This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying prospectus dated September 24, 2020, or the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement and the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and Prospectus, and any future amendments or supplements thereto.

We have previously entered into an At Market Issuance Sales Agreement with B. Riley Securities, Inc., or B. Riley Securities, as our sales agent, relating to shares of our common stock, par value $0.00001 per share, offered by the Prospectus Supplement and Prospectus. On September 14, 2020, we amended the At Market Issuance Sales Agreement to, among other things, include Roth Capital Partners, LLC, or Roth Capital Partners, and Ladenburg Thalmann & Co. Inc., or Ladenburg Thalmann, as sales agents. On October 4, 2021, we further amended the At Market Issuance Sales Agreement.

We are filing this Amendment to amend the Prospectus Supplement to reflect that B. Riley Securities and Ladenburg Thalmann will no longer serve as sales agents under the At Market Issuance Sales Agreement and that Roth Capital Partners will continue as the sole sales agent under the At Market Issuance Sales Agreement. We refer to the At Market Issuance Sales Agreement, as amended as of the date hereof, as the Sales Agreement.

In accordance with the terms of the Sales Agreement, we may offer and sell shares of common stock having an aggregate offering price of up to $75,000,000 from time to time through or to Roth Capital Partners under the Prospectus Supplement and Prospectus, less amounts previously sold under the Sales Agreement. As of June 30, 2023, we had previously sold 35,562,231 shares of our common stock for gross proceeds of approximately $71.5 million under the sales agreement pursuant to the registration statements on Form S-3 (Registration No.: 333-226739 and Registration No.: 333-248832).

Our common stock is traded on the Nasdaq Capital Market under the symbol “WATT.”

Sales of our common stock, if any, under the Prospectus Supplement and the Prospectus may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act. Subject to the terms of the Sales Agreement, Roth Capital Partners is not required to sell any specific number or dollar amount of securities but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Roth Capital Partners and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The compensation to Roth Capital Partners for sales of common stock sold pursuant to the Sales Agreement will be at a fixed commission rate of up to 2.5% of the gross sales price per share of common stock sold under the Sales Agreement. In connection with the sale of the common stock on our behalf, Roth Capital Partners will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Roth Capital Partners will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Roth Capital Partners against certain civil liabilities, including liabilities under the Securities Act.

Investing in our common stock involves a high degree of risk. Please read the information contained in and incorporated by reference under the heading “Risk Factors” beginning on page S-5 of the Prospectus Supplement, under the heading “Risk Factors” beginning on page 4 of the Prospectus, and the risk factors described in the documents that are incorporated by reference into the Prospectus Supplement and the Prospectus, as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Roth Capital Partners

The date of this Amendment No. 1 to Prospectus Supplement is August 14, 2023.